SEC File Number

001-40254

CUSIP Number

662459M 305

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2026

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant:	Corvex, Inc.
Former Name if Applicable:	Not applicable.
Address of Principle Executive Office (Street and Number):	3401 North Fairfax Drive, Suite 3230
City, State and Zip Code:	Arlington, Virginia 22226

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☐

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Corvex, Inc. (the “Company”) is unable to complete its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026 (the “Form 10-Q”), within the prescribed period without unreasonable effort or expense to the Company. Additional time, resources and effort are required to complete work related to the financial reporting and close procedures with respect to the Form 10-Q. As disclosed in a Current Report on Form 8-K dated March 19, 2026, the Company completed its previously announced merger (the “Merger”), pursuant to an Agreement and Plan of Merger, dated as of March 19, 2026, by and among the Company, Thor Merger Sub Inc. and Corvex Legacy Holdings, Inc. (formerly Corvex, Inc.). The complexity of accounting related to the Merger, including the application of relevant accounting standards under U.S. GAAP, has necessitated additional time to ensure the accuracy and completeness of the information to be included in the Form 10-Q.

The Company expects to file the Form 10-Q within the 5 calendar day extension period provided by Rule 12b-25.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification

J. Cogan	866	438-4787
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE

Corvex, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Corvex, Inc.

	By:	/s/ J. Cogan
J. Cogan
Date: May 18, 2026		Chief Financial Officer

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